

May 15, 2013

Via E-Mail
Patrick J. Allin
Chief Executive Officer
Textura Corporation
1405 Lake Cook Road
Deerfield, IL 60015

> **Re:** **Textura Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 26, 2013**
> **File No. 333-187745**

Dear Mr. Allin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and any corresponding amendments, we may have additional comments.

Risk Factors

Our current and future debt agreements contain or may contain covenants…, page 23

1. You state that your current construction loan with First Midwest Bank contains various restrictive and financial covenants. Please expand this disclosure to focus your discussion on recent and existing financial covenant deficiencies, the corresponding waivers provided by your lender, and the resultant risks to investors. The caption of the risk factor should appropriately reference these covenant deficiencies.

Capitalization, page 35

2. Your discussion on page 35 does not appear to address the redemption of the notes payable of $7.7 million, which are subject to mandatory prepayment in the event the company completes a qualifying IPO, or the redeemable common stock issued in connection with the PlanSwift acquisition of $7.9 million. Please revise your disclosures accordingly and also ensure that you define the term "qualifying IPO" in your disclosure.

3.   We note from your capitalization table on page 36 that the notes payable are not assumed to be redeemed in your "pro forma" presentation but are assumed to be redeemed in the "pro forma as adjusted" column. In contrast, the redeemable common stock is considered redeemed in the "pro forma" presentation. Please explain your basis for this presentation and explain why the presentation is not consistent for both redeemable instruments.

4.   We note from your disclosures on page F-46 that the redeemable common stock issued in connection with the PlanSwift acquisition is contingently redeemable at the option of the holder depending on whether or not you complete an IPO. Please explain to us how the pro forma adjustment for their redemption met the factually supportable criterion of Rule 11-02(b)(6) of Regulation S-X for each redemption feature. In this regard, tell us if you received written confirmation of unitholder's intentions to redeem their common stock upon completion of your IPO for the unitholder with this right ($1.5 million in redeemable common stock). For the remaining unitholders, it appears the redemption right only exists when an IPO is not completed by certain dates. Since those dates have not passed yet, then please explain why you have assumed the redemption of the remaining $6.4 million in redeemable common stock.

Selected Consolidated Financial Data, page 40

5.   As you have updated your financial statements through March 31, 2013, please revise to provide the pro forma earnings per share information you indicated you would provide in response to prior comment 3 of your response dated March 13, 2013.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 50

6.   We note that the fair value of the underlying common stock for the options granted in January 2013 remained unchanged in comparison to the fair value of the underlying common stock for options granted in October 2012 (i.e., $13.92). In addition, we note that the fair value of the underlying common stock for the options granted in February 2013 increased to $14.24, or 2%, in comparison to the options granted in October 2012 and January 2013. Please explain to us in further detail why there was no change to the fair value for options granted during January 2013 and why there was only a 2% increase in the fair value for the options granted during February 2013. In this regard, we note that your revenues increased by 26% and your net loss decreased by 16% from the quarter ended December 31, 2012 to the quarter ended March 31, 2013, which was in part due to the completion of your acquisition of PlanSwift on January 31, 2013. In your response, please provide us with the actual grant date(s) for the January 2013 options.

Contractual Obligations, page 69

7.   You state that you are not in compliance with your debt service covenant and that any related default has been waived by First Midwest Bank. Please quantify the amount of the deficiency and summarize the terms of the waiver.

Unaudited Financial Statements of Textura Corporation

Note 1- Summary of Significant Accounting Policies

Revenue Recognition, page F-41

8.   We note your disclosure on page F-42 that when establishing VSOE for services, including PCS, you require that a "substantial majority" of the selling prices fall within a "reasonably narrow range." Clarify and quantify for us what you mean by the phrases "a sufficiently narrow range" and "a substantial majority."

Note 2. Acquisitions, page F-44

9.   We note that you issued $7.9 million in redeemable common stock as part of consideration issued for your PlanSwift acquisition completed on January 31, 2013. Revise to disclose the valuation methodology management used to determine the fair value of these instruments pursuant to ASC 805-30-50-1-b-4.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Your amended document should include a copy marked to show changes from the initial filing. Please ensure that the marked copy is submitted electronically and conforms with the requirements of Item 310 of Regulation S-T. Submission of HTML versions of the marked document that display changes made within paragraphs are particularly helpful to the review process.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold at (202) 551-3853 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: Via E-Mail
        Franco Turrinelli, Textura Corporation
        David A. Schuette, Esq., Mayer Brown LLP